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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                            Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 and
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                               ----------------
                               BIRD CORPORATION
                           (Name of Subject Company)

                               ----------------

                             BI EXPANSION II CORP.

                            CERTAINTEED CORPORATION

                           COMPAGNIE DE SAINT-GOBAIN
                                   (Bidders)

                               ----------------

                    Common Stock, Par Value $1.00 Per Share

   $1.85 Cumulative Convertible Preference Stock, Par Value $1.00 Per Share
                       (Title of Classes of Securities)

                           090763103 (Common Stock)
           090763301 ($1.85 Cumulative Convertible Preference Stock)
                    (CUSIP Number of Classes of Securities)

                               ----------------

                             JOHN R. MESHER, ESQ.
                            CERTAINTEED CORPORATION
                            750 E. SWEDESFORD ROAD
                       VALLEY FORGE, PENNSYLVANIA 19482
                                (610) 341-7108
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                               ----------------
                                   COPY TO:
                            PHILIP A. GELSTON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1548

                               ----------------

                               January 12, 1998
      (Date of Event which Requires Filing of Statement on Schedule 13D)

                               ----------------

                           CALCULATION OF FILING FEE

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
TRANSACTION VALUATION*   AMOUNT OF FILING FEE
---------------------------------------------
  $41,899,924                   $8,380

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  *For purposes of calculating amount of filing fee only. The amount assumes the purchase of 4,657,077 shares of Common Stock, par value $1.00 per share, and 814,300 shares of $1.85 Cumulative Convertible Preference Stock, par value $1.00 per share, without adjustment for any accrued and unpaid dividends through the scheduled expiration of the offer. Such number of shares represents all the shares of Common Stock and $1.85 Cumulative Convertible Preference Stock outstanding as of December 31, 1997 plus the number of shares of Common Stock issuable upon the exercise of all options on Common Stock.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: N/A                               Filing Party: N/A
Form or Registration No.: N/A                             Date Filed: N/A

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                  Page 1 of 9 pages; Exhibit Index on page 9

                             SCHEDULE 14D-1 AND 13D

 CUSIP NO.  090763103 (Common Stock)
          090763301 ($1.85 Cumulative Convertible
          Preference Stock)


--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   COMPAGNIE DE SAINT-GOBAIN
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   I.R.S. NO. N/A

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [_]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):                                              [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  FRANCE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  2,030,988*  (COMMON STOCK)
   132,200*  ($1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK)

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   44.9%*  (COMMON STOCK)
   16.2%*  ($1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK)

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  CO, HC

--------------------------------------------------------------------------------

--------
  * See footnote on page 4.

                   Page 2 of 9 pages; Exhibit Index on page 9

                             SCHEDULE 14D-1 AND 13D

 CUSIP NO.  090763103 (Common Stock)
          090763301 ($1.85 Cumulative Convertible
          Preference Stock)


--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   CERTAINTEED CORPORATION
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   I.R.S. NO. 23-2510893

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [_]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  WC

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):                                              [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  2,030,988*  (COMMON STOCK)
   132,200*  ($1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK)

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   44.9%*  (COMMON STOCK)
   16.2%*  ($1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK)

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  CO

--------------------------------------------------------------------------------

--------
  * See footnote on page 4.

                   Page 3 of 9 pages; Exhibit Index on page 9

                             SCHEDULE 14D-1 AND 13D

 CUSIP NO.  090763103 (Common Stock)
          090763301 ($1.85 Cumulative Convertible
          Preference Stock)


--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   BI EXPANSION II CORP.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   I.R.S. NO.  23-2939207

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [_]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):                                              [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  2,030,988*  (COMMON STOCK)
   132,200*  ($1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK)

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    44.9%*  (COMMON STOCK)
    16.2%*   ($1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK)

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  CO

--------------------------------------------------------------------------------

--------
  *On January 12, 1998, CertainTeed Corporation, a Delaware corporation ("CertainTeed"), and BI Expansion II Corp. (the "Purchaser"), a Massachusetts corporation and a wholly owned subsidiary of CertainTeed, entered into a Stockholder Agreement (the "Stockholder Agreement") with all of the directors of Bird Corporation ("Bird") (such individuals collectively, the "Selling Stockholders"), pursuant to which the Selling Stockholders have unconditionally agreed to tender into the Offer (as hereinafter defined), and not to withdraw therefrom, the shares of Common Stock, par value $1.00 per share (the "Common Shares"), and the shares of $1.85 Cumulative Convertible Preference Stock, par value $1.00 (the Preference Shares, and together with the Common Stock, the "Shares") of Bird that they collectively owned on January 12, 1998 (comprising 1,670,657 Common Shares and 132,200 Preference Shares), as well as any other Shares that they thereafter acquire, including upon the exercise of stock options. In addition, the Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all the Selling Stockholders' Shares (including those acquired after the execution of the Stockholder Agreement) at a price per Common Share of $5.50 and a price per Preference Share of $20 per share, or such higher price per Common Share or Preference Share, as the case may be, as may be offered in the Offer, subject to certain conditions. Under the Stockholder Agreement, each Selling Stockholder has granted an irrevocable proxy for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Stockholder Agreement is reflected in Rows 7 and 9 in each of the tables above, which information takes into account all stock options owned by the Selling Stockholders on January 12, 1998 and, for purposes of the Common Stock entries, assumes conversion of all Preference Shares owned on such date. A copy of the Stockholder Agreement is attached hereto as Exhibit (c)(2), and the Stockholder Agreement is described more fully in Section 12 of the Offer to Purchase dated January 16, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

                   Page 4 of 9 pages; Exhibit Index on page 9

  This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser, CertainTeed and Compagnie de Saint-Gobain, a French corporation
("Saint-Gobain"), of beneficial ownership of the Shares subject to the Stockholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule
14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Bird Corporation, a Massachusetts corporation (the "Company"), which has its principal executive offices at 1077 Pleasant Street, Norwood, Massachusetts 02062.

  (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), of the Company at a price of $5.50 per Common Share (the "Common Price") and the offer by the Purchaser to purchase all outstanding shares of $1.85 Cumulative Convertible Preference Stock (the "Preference Shares") of the Company at a price of $20, which amount shall not be adjusted for any dividends accrued and unpaid through the expiration date of the Offer (as defined below), per Preference Share (the "Preference Price"), in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The Common Shares and the Preference Shares are collectively sometimes referred to as "Shares". Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal markets in which the Common Shares and Preference Shares are traded, and the high and low sales prices of the Common Shares and the range of high and low bid quotations for the Preference Shares for each quarterly period during the past two years is set forth in
Section 6 ("Price Range of the Shares; Dividends on the Shares and Preference Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  This Schedule 14D-1 is being filed by the Purchaser, a Massachusetts corporation and a wholly owned subsidiary of CertainTeed, a Delaware corporation which is an indirect wholly owned subsidiary of Saint-Gobain, a French corporation. Information concerning the principal business and the address of the principal offices of the Purchaser, CertainTeed and Saint-Gobain is set forth in Section 9 ("Certain Information Concerning the Purchaser, CertainTeed and Saint-Gobain") of the Offer to Purchase and is incorporated herein by reference. The filing shall not be construed as an admission that Saint-Gobain is, for purposes of Regulation 14D under the Securities Exchange Act of 1934, a bidder on whose behalf this tender offer is being made.

  During the last five years, none of the Purchaser, CertainTeed or Saint-Gobain, or any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


                  Page 5 of 9 pages; Exhibit Index on page 9

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The Information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Shares and Preference Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, CertainTeed and Saint-Gobain"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, CertainTeed and Saint-Gobain"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Purchaser, CertainTeed and Saint-Gobain") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Shares and Preference Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of January 12, 1998, among the Purchaser, CertainTeed and the Company, and the Stockholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
(c)(1) and (c)(2), respectively, is incorporated herein by reference.


                  Page 6 of 9 pages; Exhibit Index on page 9

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)Offer to Purchase.

  (a)(2)Letter of Transmittal.

  (a)(3)Notice of Guaranteed Delivery.

  (a)(4)Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.

  (a)(5)Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

  (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7)Form of Summary Advertisement dated January 16, 1998.

  (a)(8)Text of Press Release dated January 13, 1998, issued by the Company and CertainTeed.

  (b)None.

  (c)(1) Agreement and Plan of Merger dated as of January 12, 1998, among the Purchaser, CertainTeed and the Company.

  (c)(2) Stockholder Agreement dated as of January 12, 1998, among CertainTeed, the Purchaser and certain stockholders of the Company.

  (d)None.

  (e)Not applicable.

  (f)None.

                  Page 7 of 9 pages; Exhibit Index on page 9

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 1998
                                          BI EXPANSION II CORP.,

                                                    /s/ John R. Mesher
                                          By___________________________________
                                            NAME: JOHN R. MESHER
                                            TITLE: VICE PRESIDENT

                                          CERTAINTEED CORPORATION,

                                                    /s/ John R. Mesher
                                          By___________________________________
                                            NAME: JOHN R. MESHER
                                            TITLE: VICE PRESIDENT

                                          COMPAGNIE DE SAINT GOBAIN,

                                                   /s/ Gianpaolo Caccini
                                          By___________________________________
                                            NAME: GIANPAOLO CACCINI
                                            TITLE: SENIOR VICE PRESIDENT

                  Page 8 of 9 pages; Exhibit Index on page 9

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
 NUMBER                           EXHIBIT NAME                            NUMBER
 -------                          ------------                            ------
 (a)(1)  Offer to Purchase.............................................
 (a)(2)  Letter of Transmittal.........................................
 (a)(3)  Notice of Guaranteed Delivery.................................
 (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.....................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
          Companies and Other Nominees.................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
          on Substitute Form W-9.......................................
 (a)(7)  Form of Summary Advertisement dated January 16, 1998..........
 (a)(8)  Text of Press Release dated January 13, 1998, issued by the
          Company and CertainTeed......................................
 (b)     None..........................................................
 (c)(1)  Agreement and Plan of Merger dated as of January 12, 1998, among the Purchaser, CertainTeed and the Company.............
 (c)(2)  Stockholder Agreement dated as of January 12, 1998, among
          CertainTeed, the Purchaser and certain stockholders of the
          Company......................................................
 (d)     None..........................................................
 (e)     Not applicable................................................
 (f)     None..........................................................

                   Page 9 of 9 pages; Exhibit Index on page 9